Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CONFERENCE CALL
AND TIMING OF RELEASE OF FIRST QUARTER, 2012 RESULTS

(Calgary, May 1, 2012) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce its first quarter 2012 financial and operating results will be released on Wednesday, May 2, 2012 after markets close. Pengrowth will host a conference call beginning at 4:30 P.M. Mountain Daylight Time (MDT) on May 2, 2012, during which CEO Derek Evans  will  make brief remarks and respond to inquiries from the investment community.

To participate, callers may dial (888) 340-9642 or Toronto local (416) 340-9432. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through http://www.gowebcasting.com/3320.

A telephone replay of the call will be available through to midnight Eastern Time on May 9, 2012 by dialing (800) 408-3053 and entering passcode number 7207575.

Annual General Meeting

Pengrowth is pleased to announce that our 2012 annual meeting of shareholders will be held on May 2, 2012 at 3:00 P.M. MDT in the Glen 206 room of the TELUS Convention Centre located at 120 Ninth Avenue SE, Calgary, Alberta. Information circulars and proxy forms pertaining to this meeting were mailed out to shareholders of record as of March 26, 2012 and are available online at http://www.pengrowth.com/investors/public_filings/.

Special Meeting – Combination with NAL Energy Corporation

Pengrowth is also pleased to announce that the special meeting of shareholders in regards to the previously announced proposed strategic business combination of Pengrowth Energy Corporation and NAL Energy Corporation  will be held on May 23, 2012 at 4:00 P.M. MDT in the Wildrose North Ballroom at the Sheraton Suites Eau Claire located at 255 Barclay Parade SW, Calgary, Alberta. Information circulars pertaining to the special meeting of shareholders have been mailed out to shareholders of record as of April 23, 2012 and are available online at
http://www.pengrowth.com/investors/public_filings/.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

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